FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated May 8, 2018;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended March 31, 2018; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 3-Month Period ended March 31, 2018.

May 8, 2018

For immediate release

QUEBECOR INC. ANNOUNCES 100% INCREASE IN QUARTERLY DIVIDEND
AND REPORTS CONSOLIDATED RESULTS FOR FIRST QUARTER 2018

Montréal, Québec — Quebecor Inc. (“Quebecor” or “the Corporation”) today reported its consolidated financial results for the first quarter of 2018 and announced a 100% increase in its quarterly dividend, in accordance with the policy established by the Board of Directors. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds an 81.53% interest.

As described under “Changes in Accounting Policies” below, on January 1, 2018 the Corporation adopted on a fully retroactive basis the new rules in IFRS 15, Revenue from Contracts with Customers.1 Accordingly, comparative data have been restated to reflect the impact of the new rules. The Corporation has also reviewed the nature and definition of its key performance indicators. As a result, average monthly revenue per user (“ARPU”) has been abandoned and replaced by average billing per unit (“ABPU”), which is defined under “Key Performance Indicators” below. The definition of revenue-generating unit (“RGU”) has also been added in the same section.

Highlights

First quarter 2018

•                                Revenues: $1.01 billion, up $5.2 million (0.5%) from the first quarter of 2017.

•                               Adjusted operating income:2 $407.4 million, up $35.5 million (9.5%). Excluding the impact of IFRS 15, adjusted operating income was $414.8 million in the first quarter of 2018, a $49.7 million (13.6%) increase.

•                               Net income attributable to shareholders: $56.7 million ($0.24 per basic share) in the first quarter of 2018, compared with $3.9 million ($0.02 per basic share) in the same period of 2017, a favourable variance of $52.8 million ($0.22 per basic share), including the $44.5 million favourable impact of losses on embedded derivatives related to convertible debentures.

•                               Adjusted income from continuing operating activities:3 $89.6 million ($0.38 per basic share) in the first quarter of 2018, compared with $74.9 million ($0.31 per basic share) in the same period of 2017, an increase of $14.7 million ($0.07 per basic share) or 19.6%. Excluding the impact of IFRS 15, adjusted income from continuing operating income was $94.0 million, a $23.2 million (32.8%) increase.

•                               Quarterly dividend on the Corporation’s Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”) increased by 100% from $0.0275 to $0.055 per share.

•                               Telecommunications segment grew its revenues by $18.4 million (2.3%) and its adjusted operating income by $26.6 million (6.9%) in the first quarter of 2018. Excluding the impact of IFRS 15, segment adjusted operating income was up $40.8 million (10.8%).

•                               Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($14.7 million or 13.2%), Internet access ($11.1 million or 4.4%) and the Club illico over-the-top video service (“Club illico”) ($2.1 million or 23.3%) in the first quarter of 2018.

1              In accordance with International Financial Reporting Standards (“IFRS”).

2              See “Adjusted operating income” under “Definitions.”

3              See “Adjusted income from continuing operating activities” under “Definitions.”

•                                Videotron’s total ABPU1 was $48.82 in the first quarter of 2018 compared with $47.41 in the same period of 2017, a $1.41 (3.0%) increase. Mobile ABPU1 was $53.25 in the first quarter of 2018 compared with $52.64 in the same period of 2017; the $0.61 (1.2%) increase largely reflects the impact of “bring your own device” plans.

•                                Net increase of 19,300 RGUs1 (0.3%) in the first quarter of 2018, including 23,300 connections to the mobile telephony service, 21,800 Club illico subscriptions and 8,100 subscriptions to the cable Internet access service.

•                                On May 1, 2018, TVA Group Inc. (“TVA Group”) signed an agreement to acquire the companies in the Serdy Média Inc. (“Serdy Média”) group, which owns and operates the Évasion and Zeste specialty channels, plus the companies in the Serdy Video Inc. (“Serdy Video”) group, for a total consideration of $24.0 million. The acquisition is subject to approval by the Canadian Radio-television and Telecommunications Commission.

“The Telecommunications segment was the main profitability driver for Quebecor in the first quarter of 2018,” commented Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “It made a strong contribution to the healthy increases in the Corporation’s adjusted operating income and adjusted income from continuing operating activities. Once again, Videotron’s numbers were boosted by its high-growth products and services, including mobile telephony and Internet access. To maintain its lead over the competition, the Corporation continued making investments, including spending on its Internet Protocol television project, based on the XFINITY X1 platform developed by our partner, Comcast Corporation. This forward-looking project will eventually provide our customers with the best television anywhere and equip Quebecor Media with a powerful convergence tool to support enhancement of its content.”

“During the 12-month period ended March 31, 2018, the number of subscriber connections to Videotron’s mobile telephony service increased by 126,400 or 13.7%,” noted Manon Brouillette, President and Chief Executive Officer of Videotron. “During the same period, Videotron added 46,500 subscribers (2.9%) to its cable Internet access service. We remain the only telecommunications provider to offer services of such speed and power across so large a portion of Québec’s territory, thanks to our hybrid fibre network.”

The Club illico service also posted significant gains. The 58,900 (18.2%) subscriber increase in the last 12 months attests to the positive consumer response to Club illico’s diverse, high-quality offerings. “Club illico and Quebecor Content renewed their commitment to original Québec film production with the development and production of at least three feature films. Our ultimate objective is to quickly bring this new content to all of the group’s platforms, including premieres on Club illico,” added Manon Brouillette.

“Videotron was recently ranked the most respected telecommunications provider in Québec for the 13th consecutive year by the 2018 Léger — NATIONAL Reputation survey and scored as Québec’s most influential telecommunications brand on the 2018 Ipsos-Infopresse index,” Manon Brouillette concluded.

“In the Media segment, the specialty channels, including TVA Sports, film production and audiovisual services and magazines were responsible for the $2.9 million favourable variance in TVA Group’s adjusted operating income in the first quarter of 2018,” said France Lauzière, President and Chief Executive Officer of TVA Group. “In another move to address the interests of Québec viewers with diverse, high-quality programming, TVA Sports will be the official Québec French-language broadcaster of the Euro 2020 soccer tournament.”

At the beginning of May 2018, TVA Group announced an agreement to acquire the companies in the Serdy Média and Serdy Video group in order to add the Évasion and Zeste specialty channels to its stable. The acquisition is consistent with TVA Group’s content diversification strategy. “We are confident that incorporating these two respected brands into our group should enable them to reach more consumers across all platforms and give them additional resources to drive their growth,” said France Lauzière.

“The Film Production and Audiovisual Services segment’s quarterly financial results showed year-over-year improvement for the fourth consecutive quarter. With the acquisition of the assets of Mobilimage inc. in January 2018, we have added mobile units and production equipment to our rental services, as well as related technical expertise. It is also noteworthy that Mels Studios and Postproduction G.P. (“MELS”) won two prestigious Canadian Screen Awards in March 2018, Achievement in Visual Effects and Achievement in Overall Sound, testimony to the creative spirit of MELS’ employees and associates, and the respect they have earned in the film industry.”

In the Sports and Entertainment segment, the Québec Remparts hockey team of the Québec Major Junior Hockey League announced on April 26, 2018 the appointment of Patrick Roy as general manager and coach. “Patrick Roy is a major figure in the history of the National Hockey League and the Québec Remparts and we are very enthusiastic about his return,” said Martin Tremblay, Chief Operating Officer of Quebecor Sports and Entertainment Group. “Having him at the helm will help the team maintain its winning tradition.”

1                   See “Key performance indicators” under “Definitions.”

“On the financial front, Quebecor purchased 4,125,800 Class B Shares for a total cash consideration of $98.7 million in the first quarter of 2018,” said Jean François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor. “The Corporation also redeemed convertible debentures in the principal amount of $37.5 million for a cash consideration of $71.9 million on April 4, 2018. Repurchases of equity in the form of shares and debentures convertible into shares have therefore totalled more than $170.0 million at fair value since the beginning of 2018, in addition to repurchases totalling more than $260.0 million at fair value in 2017. All these repurchases were made while maintaining the Corporation’s financial flexibility. As well, in view of the Corporation’s current and prospective financial profile, the Board of Directors of Quebecor has examined the dividend policy and has set a dividend target of 30% to 50% of the Corporation’s annual free cash flows, to be achieved gradually by the end of a four-year period. Accordingly, the Board has approved a 100% increase in the quarterly dividend for 2018.”

“In the first quarter of 2018, Quebecor again posted solid consolidated financial results thanks to the impact of its investing strategies,” Pierre Karl Péladeau concluded. “The Corporation remains strongly positioned to create shareholder value.”

Table 1

Quebecor first quarter financial highlights, 2014 to 2018

(in millions of Canadian dollars, except per share data)	2018	2017	2016	2015	2014

Revenues	$1,006.7	$1,001.5	$980.3	$926.3	$876.3
Adjusted operating income	407.4	371.9	359.2	339.4	336.7
Income from continuing operating activities attributable to shareholders	56.7	3.9	72.6	31.6	39.5
Net income attributable to shareholders	56.7	3.9	72.6	29.5	40.0
Adjusted income from continuing operating activities	89.6	74.9	70.4	41.5	46.0
Per basic share:
Income from continuing operating activities attributable to shareholders	0.24	0.02	0.30	0.13	0.16
Net income attributable to shareholders	0.24	0.02	0.30	0.12	0.16
Adjusted income from continuing operating activities	0.38	0.31	0.29	0.17	0.19

Changes in Accounting Policies

On January 1, 2018, the Corporation adopted on a fully retroactive basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue. The adoption of IFRS 15 had significant impacts on the consolidated financial statements, mainly in the Telecommunications segment, with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs. Among other impacts, the adoption of IFRS 15 resulted in an increase in the revenue from device sales and in a decrease in the mobile service revenue recognized over the contract term. As well, costs to obtain a contract and connection costs are now fully amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its services. A description of the new rules and details of the retroactive adjustments to comparative data are provided in note 2 to Quebecor’s condensed consolidated financial statements for the first quarter of 2018 and under “Changes in Accounting Policies” in Quebecor’s Management Discussion and Analysis for the same period. As well, to clarify the impact of IFRS 15 on non-IFRS measures, columns presenting the data without application of IFRS 15 have been added to the tables showing the calculation and reconciliation of non-IFRS measures, as presented under “Definitions” below.

Tables 2 and 3 below present segmented revenues and adjusted operating income for the last eight quarters, restated to reflect retroactive application of the new IFRS 15 standard.

Table 2

Quebecor’s segmented revenues for the past eight quarters

(in millions of Canadian dollars)	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016

Telecommunications	$823.4	$846.3	$829.6	$826.6	$805.0	$822.4	$813.1	$791.4
Media	173.2	199.5	186.8	199.5	184.1	222.2	178.9	196.2
Sports and Entertainment	37.2	50.3	56.6	36.0	38.3	54.1	51.0	40.1
Head Office and intersegment	(27.1)	(32.0)	(32.4)	(23.5)	(25.9)	(31.1)	(25.3)	(24.2)
Total	$1,006.7	$1,064.1	$1,040.6	$1,038.6	$1,001.5	$1,067.6	$1,017.7	$1,003.5

Table 3

Quebecor’s segmented adjusted operating income for the past eight quarters

(in millions of Canadian dollars)	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016

Telecommunications	$410.5	$396.9	$390.2	$397.8	$383.9	$385.9	$388.9	$377.1
Media	(1.1)	22.4	35.7	13.4	(2.2)	25.0	24.4	6.3
Sports and Entertainment	(2.1)	2.3	8.3	(3.6)	(0.8)	(1.3)	8.8	(3.5)
Head Office	0.1	(1.6)	(2.2)	(3.3)	(9.0)	1.0	(7.0)	(5.0)
Total	$407.4	$420.0	$432.0	$404.3	$371.9	$410.6	$415.1	$374.9

Changes to key performance indicators

Following adoption of IFRS 15, and to reflect changes in its activities and services, including the growth of its mobile telephony business, the Corporation reviewed the nature and definition of its key performance indicators. Accordingly, average monthly revenue per user (“ARPU”) has been abandoned and replaced by a new metric, average billing per unit (“ABPU”). ABPU will be used henceforth to measure the performance of mobile activities and the performance of all activities combined. The definition of the new ABPU metric is provided under “Definitions” below. The definition of revenue-generating unit (“RGU”) has also been added in the same section; the nature and calculation of the metric are unchanged.

Table 4 presents the new ABPU metric for mobile activities and all activities combined for the last eight quarters.

Table 4

Videotron’s ABPU for the past eight quarters

(in Canadian dollars)	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016

Mobile ABPU	$53.25	$53.56	$53.34	$53.32	$52.64	$51.96	$52.61	$50.51
Total ABPU	$48.82	$48.90	$48.50	$48.12	$47.41	$47.49	$47.03	$46.33

2018/2017 first quarter comparison

Revenues: $1.01 billion, a $5.2 million (0.5%) increase.

•                                Revenues increased in Telecommunications ($18.4 million or 2.3% of segment revenues).

•                                Revenues decreased in Media ($10.9 million or -5.9%) and in Sports and Entertainment ($1.1 million or -2.9%).

Adjusted operating income: $407.4 million, a $35.5 million (9.5%) increase.

•                                Adjusted operating income increased in Telecommunications ($26.6 million or 6.9% of segment adjusted operating income). There were favourable variances in Media ($1.1 million or 50.0%) and at Head Office ($9.1 million). The change at Head Office was due to lower compensation costs, including the stock-based compensation charge.

•                                There was an unfavourable variance in Sports and Entertainment ($1.3 million).

•                                The change in the fair value of Quebecor Media stock options resulted in a $0.8 million unfavourable variance in the stock-based compensation charge in the first quarter of 2018 compared with the same period of 2017. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $3.3 million favourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2018.

Net income attributable to shareholders: $56.7 million ($0.24 per basic share) in the first quarter of 2018, compared with $3.9 million ($0.02 per basic share) in the same period of 2017, a favourable variance of $52.8 million ($0.22 per basic share).

•                                The main favourable variances were:

•                      $42.8 million favourable variance in losses on valuation and translation of financial instruments, including $44.5 million without any tax consequences;

•                      $35.5 million increase in adjusted operating income;

•                      $15.6 million favourable variance in the loss on debt refinancing.

•                                The main unfavourable variances were:

•                      $17.4 million unfavourable variance in the charge for restructuring of operations, litigation and other items;

•                      $12.0 million increase in the income tax expense;

•                      $10.1 million increase in the depreciation and amortization charge.

Adjusted income from continuing operating activities: $89.6 million ($0.38 per basic share) in the first quarter of 2018, compared with $74.9 million ($0.31 per basic share) in the same period of 2017, an increase of $14.7 million ($0.07 per basic share) or 19.6%.

Financial transactions

During the first quarter of 2018, the Corporation issued a notice regarding the redemption of convertible debentures in the principal amount of $37.5 million. A $71.9 million cash payment was made on April 4, 2018 in respect of that redemption.

Normal course issuer bid

On August 9, 2017, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 1,000,000 Class A Shares, representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 4,000,000 Class B Shares, representing approximately 2.4% of issued and outstanding Class B Shares as of August 1, 2017. The purchases can be made from August 15, 2017 to August 14, 2018 at prevailing market prices on the open market through the facilities of the TSX or other alternative trading systems. All shares purchased under the bid will be cancelled.

On December 15, 2017, the maximum number of Class B Shares that may be repurchased under the Corporation’s normal course issuer bid was increased to 8,400,000, or approximately 9.9% of the public float as at August 1, 2017.

In the first quarter of 2018, the Corporation purchased and cancelled 4,125,800 Class B Shares for a total cash consideration of $98.7 million (659,200 Class B Shares for a total cash consideration of $12.8 million in the first quarter of 2017). The $90.8 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as a reduction of retained earnings ($11.6 million in the first quarter of 2017).

Dividend

In view of the Corporation’s current and prospective financial profile, the Board of Directors has examined the dividend policy and has set a dividend target of 30% to 50% of the Corporation’s annual free cash flows, to be achieved gradually by the end of a four-year period. Accordingly, on May 7, 2018, the Board of Directors of Quebecor declared a quarterly dividend of $0.055 per share on Class A and Class B shares, a 100% increase, payable on June 18, 2018 to shareholders of record as of the record date of May 24, 2018. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s first quarter 2018 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its first quarter 2018 results on May 8, 2018, at 4:30 p.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from May 8 to August 6, 2018 by dialling 1 877 293-8133, conference number 1231110, access code for participants 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2017.

The forward-looking statements in this press release reflect Quebecor’s expectations as of May 8, 2018, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec. It holds an 81.53% interest in Quebecor Media, which employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Source:	Information:

Jean-François Pruneau	Communications Department
Senior Vice President and Chief Financial Officer	Quebecor Inc. and Quebecor Media Inc.
Quebecor Inc. and Quebecor Media Inc.	medias@quebecor.com
jean-francois.pruneau@quebecor.com	514-380-4572
514-380-4144

DEFINITIONS

Adjusted operating income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, loss on debt refinancing and income tax. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

On a transitional basis and to clarify the impact of retroactive adoption of IFRS 15, as described under “Changes in Accounting Policies,” columns have been added to the calculation and reconciliation tables for non-IFRS financial measures. Accordingly, those tables also show the calculation and reconciliation of non-IFRS measures in 2018 and 2017 based on the former accounting policies with respect to revenue recognition, i.e. without the adjustments required by adoption of IFRS 15.

Table 5 below provides a reconciliation of adjusted operating income to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 5

Reconciliation of the adjusted operating income measure used in this press release to the net income measure used in the condensed consolidated financial statements

	With adoption of IFRS 15[1]		Without IFRS 15[2]
	Three months ended March 31		Three months ended March 31
(in millions of Canadian dollars)	2018	2017	2018	2017

Adjusted operating income (loss):
Telecommunications	$410.5	$383.9	$417.9	$377.1
Media	(1.1)	(2.2)	(1.1)	(2.2)
Sports and Entertainment	(2.1)	(0.8)	(2.1)	(0.8)
Head Office	0.1	(9.0)	0.1	(9.0)
	407.4	371.9	414.8	365.1
Depreciation and amortization	(179.9)	(169.8)	(179.9)	(169.8)
Financial expenses	(76.6)	(77.1)	(76.6)	(77.1)
Loss on valuation and translation of financial instruments	(29.6)	(72.4)	(29.6)	(72.4)
Restructuring of operations, litigation and other items	(6.5)	10.9	(6.5)	10.9
Loss on debt refinancing	—	(15.6)	—	(15.6)
Income taxes	(39.2)	(27.2)	(39.2)	(27.2)
Impact of IFRS 15	—	—	(7.4)	6.8
Net income	$75.6	$20.7	$75.6	$20.7

1              Non-IFRS measures presented in these columns are calculated based on IFRS 15 new rules, adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies” above.

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, loss on debt refinancing, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 6

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

	With adoption of IFRS 15[1]		Without IFRS 15[2]
	Three months ended March 31		Three months ended March 31
(in millions of Canadian dollars)	2018	2017	2018	2017

Adjusted income from continuing operating activities	$89.6	$74.9	$94.0	$70.8
Loss on valuation and translation of financial instruments	(29.6)	(72.4)	(29.6)	(72.4)
Restructuring of operations, litigation and other items	(6.5)	10.9	(6.5)	10.9
Loss on debt refinancing	—	(15.6)	—	(15.6)
Income taxes related to adjustments[3]	2.1	6.1	2.1	6.1
Net income attributable to non-controlling interest related to adjustments	1.1	—	1.1	—
Impact of IFRS 15	—	—	(4.4)	4.1
Net income attributable to shareholders	$56.7	$3.9	$56.7	$3.9

1              Non-IFRS measures presented in these columns are calculated based on IFRS 15 new rules, adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies” above.

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

3              Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per average RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
(in millions of Canadian dollars, except for earnings per share data)	March 31
(unaudited)	2018	2017
		(restated)

Revenues	$1,006.7	$1,001.5

Employee costs	180.0	187.1
Purchase of goods and services	419.3	442.5
Depreciation and amortization	179.9	169.8
Financial expenses	76.6	77.1
Loss on valuation and translation of financial instruments	29.6	72.4
Restructuring of operations, litigation and other items	6.5	(10.9)
Loss on debt refinancing	—	15.6
Income before income taxes	114.8	47.9

Income taxes (recovery):
Current	59.8	3.4
Deferred	(20.6)	23.8
	39.2	27.2

Net income	$75.6	$20.7

Net income attributable to
Shareholders	$56.7	$3.9
Non-controlling interests	18.9	16.8

Earnings per share attributable to shareholders
Basic	$0.24	$0.02
Diluted	0.24	0.02

Weighted average number of shares outstanding (in millions)	235.9	243.2
Weighted average number of diluted shares (in millions)	236.3	243.6

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
(in millions of Canadian dollars)	March 31
(unaudited)	2018	2017
		(restated)

Net income	$75.6	$20.7

Other comprehensive loss:

Items that may be reclassified to income:
Cash flow hedges:
Loss on valuation of derivative financial instruments	(43.1)	(12.3)
Deferred income taxes	3.8	3.8
	(39.3)	(8.5)

Comprehensive income	$36.3	$12.2

Comprehensive income (loss) attributable to
Shareholders	$24.7	$(3.0)
Non-controlling interests	11.6	15.2

QUEBECOR INC.

SEGMENTED INFORMATION

	Three months ended March 31, 2018
				Head
			Sports	office
(in millions of Canadian dollars)			and	and
(unaudited)	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$823.4	$173.2	$37.2	$(27.1)	$1,006.7

Employee costs	102.2	59.3	9.7	8.8	180.0
Purchase of goods and services	310.7	115.0	29.6	(36.0)	419.3
Adjusted operating income[1]	410.5	(1.1)	(2.1)	0.1	407.4

Depreciation and amortization					179.9
Financial expenses					76.6
Loss on valuation and translation of financial instruments					29.6
Restructuring of operations, litigation and other items					6.5
Income before income taxes					$114.8

Additions to property, plant and equipment	$139.8	$5.0	$0.2	$0.4	$145.4

Additions to intangible assets	55.0	1.5	1.0	(0.6)	56.9

	Three months ended March 31, 2017
	(restated)
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$805.0	$184.1	$38.3	$(25.9)	$1,001.5

Employee costs	100.6	57.8	9.2	19.5	187.1
Purchase of goods and services	320.5	128.5	29.9	(36.4)	442.5
Adjusted operating income[1]	383.9	(2.2)	(0.8)	(9.0)	371.9

Depreciation and amortization					169.8
Financial expenses					77.1
Loss on valuation and translation of financial instruments					72.4
Restructuring of operations, litigation and other items					(10.9)
Loss on debt refinancing					15.6
Income before income taxes					$47.9

Additions to property, plant and equipment	$161.8	$6.0	$0.1	$0.4	$168.3

Additions to intangible assets	33.6	0.7	0.4	0.4	35.1

1        The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, loss on debt refinancing and income taxes.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other	to non-
(in millions of Canadian dollars)	Capital	Contributed	Retained	comprehensive	controlling	Total
(unaudited)	stock	surplus	earnings	loss	interests	equity

Balance as of December 31, 2016, as previously reported	$323.3	$2.3	$235.7	$(106.1)	$392.0	$847.2
Changes in accounting policies	—	—	143.7	—	33.6	177.3
Balance as of December 31, 2016, as restated	323.3	2.3	379.4	(106.1)	425.6	1,024.5
Net income	—	—	3.9	—	16.8	20.7
Other comprehensive loss	—	—	—	(6.9)	(1.6)	(8.5)
Dividends or distributions	—	—	(5.5)	—	(4.7)	(10.2)
Repurchase of Class B Shares	(1.2)	—	(11.6)	—	—	(12.8)
Balance as of March 31, 2017	322.1	2.3	366.2	(113.0)	436.1	1,013.7
Net income	—	—	386.6	—	121.4	508.0
Other comprehensive income	—	—	—	62.7	14.7	77.4
Issuance of Class B shares	1.1	1.2	—	—	—	2.3
Dividends or distributions	—	—	(19.8)	—	(14.0)	(33.8)
Repurchase of Class B Shares	(9.3)	—	(105.4)	—	—	(114.7)
Non-controlling interests acquisition	—	—	(25.7)	(0.4)	(17.8)	(43.9)
Balance as of December 31, 2017	313.9	3.5	601.9	(50.7)	540.4	1,409.0
Net income	—	—	56.7	—	18.9	75.6
Other comprehensive loss	—	—	—	(32.0)	(7.3)	(39.3)
Dividends or distributions	—	—	(6.6)	—	(4.7)	(11.3)
Repurchase of Class B Shares	(7.9)	—	(90.8)	—	—	(98.7)
Balance as of March 31, 2018	$306.0	$3.5	$561.2	$(82.7)	$547.3	$1,335.3

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
(in millions of Canadian dollars)	March 31
(unaudited)	2018	2017
	(restated)
Cash flows related to operating activities
Net income	$75.6	$20.7
Adjustments for:
Depreciation of property, plant and equipment	153.5	144.6
Amortization of intangible assets	26.4	25.2
Loss on valuation and translation of financial instruments	29.6	72.4
Loss on debt refinancing	—	15.6
Amortization of financing costs and long-term debt discount	1.8	1.8
Deferred income taxes	(20.6)	23.8
Other	(0.5)	1.3
	265.8	305.4
Net change in non-cash balances related to operating activities	28.9	(158.1)
Cash flows provided by operating activities	294.7	147.3
Cash flows related to investing activities
Business acquisitions	(2.7)	(5.6)
Additions to property, plant and equipment	(145.4)	(168.3)
Additions to intangible assets	(56.9)	(35.1)
Proceeds from disposals of assets	0.4	0.4
Other	(0.6)	—
Cash flows used in investing activities	(205.2)	(208.6)
Cash flows related to financing activities
Net change in bank indebtedness	(0.8)	48.6
Net change under revolving facilities	82.8	197.4
Repayment of long-term debt	(3.7)	(183.7)
Settlement of hedging contracts	—	(0.1)
Repurchase of Class B Shares	(98.7)	(12.8)
Dividends or distributions paid to non-controlling interests	(4.7)	(4.7)
Cash flows (used in) provided by financing activities	(25.1)	44.7

Net change in cash and cash equivalents	64.4	(16.6)

Cash and cash equivalents at beginning of period	864.9	22.3
Cash and cash equivalents at end of period	$929.3	$5.7

Cash and cash equivalents consist of
Cash	$929.0	$4.6
Cash equivalents	0.3	1.1
	$929.3	$5.7

Interest and taxes reflected as operating activities
Cash interest payments	$42.1	$42.3
Cash income tax payments (net of refunds)	14.2	51.2

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	March 31	December 31	December 31
(unaudited)	2018	2017	2016
		(restated)	(restated)

Assets

Current assets
Cash and cash equivalents	$929.3	$864.9	$22.3
Accounts receivable	523.1	543.4	525.4
Contract assets	130.7	132.8	106.6
Income taxes	5.4	29.3	6.9
Inventories	192.8	188.1	183.3
Other current assets	131.9	119.8	102.4
	1,913.2	1,878.3	946.9

Non-current assets
Property, plant and equipment	3,545.9	3,594.6	3,605.1
Intangible assets	996.7	983.1	1,224.0
Goodwill	2,696.4	2,695.8	2,725.4
Derivative financial instruments	632.8	591.8	809.0
Deferred income taxes	39.7	33.2	16.0
Other assets	185.4	185.1	177.1
	8,096.9	8,083.6	8,556.6
Total assets	$10,010.1	$9,961.9	$9,503.5

Liabilities and equity

Current liabilities
Bank indebtedness	$—	$0.8	$18.9
Accounts payable and accrued charges	649.6	738.7	705.9
Provisions	31.6	25.4	69.3
Deferred revenue	355.2	346.8	339.7
Income taxes	34.1	13.3	35.2
Convertible debentures	450.0	450.0	—
Embedded derivatives related to convertible debentures	470.4	442.2	—
Current portion of long-term debt	20.8	20.4	51.8
	2,011.7	2,037.6	1,220.8

Non-current liabilities
Long-term debt	5,691.9	5,516.2	5,616.9
Derivative financial instruments	24.9	34.1	0.3
Convertible debentures	—	—	500.0
Other liabilities	214.9	215.8	516.2
Deferred income taxes	731.4	749.2	624.8
	6,663.1	6,515.3	7,258.2
Equity
Capital stock	306.0	313.9	323.3
Contributed surplus	3.5	3.5	2.3
Retained earnings	561.2	601.9	379.4
Accumulated other comprehensive loss	(82.7)	(50.7)	(106.1)
Equity attributable to shareholders	788.0	868.6	598.9
Non-controlling interests	547.3	540.4	425.6
	1,335.3	1,409.0	1,024.5

Total liabilities and equity	$10,010.1	$9,961.9	$9,503.5

Supplementary Disclosure

Quarter / 3-Month Period

Ended March 31, 2018

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

March 31, 2018

Net Income Attributable to Shareholders

	1st Quarter		YTD
	2018	2017	2018	2017

Net income per share (basic)	$0.24	$0.02	$0.24	$0.02

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.38	$0.31	$0.38	$0.31

Reconciliation of earnings per share

	1st Quarter		YTD
	2018	2017	2018	2017

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.38	$0.31	$0.38	$0.31

Other adjusments[1]:
Unusual items	(0.02)	0.01	(0.02)	0.01
Loss on valuation and translation of financial instruments	(0.12)	(0.30)	(0.12)	(0.30)
Total	(0.14)	(0.29)	(0.14)	(0.29)

Reported net income per share (basic)	$0.24	$0.02	$0.24	$0.02

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2018

Debt

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Revolving credit facility due in 2019 (availability: $300)		$258.4
Mortgage loan due in 2022		49.5
		$307.9

Quebecor Media Inc.
Revolving credit facility due in 2020 (availability: $300)		$—
Term Loan B due in 2020		429.9
5 3/4% Senior Notes due in 2023		1,095.1
6 5/8% Senior Notes due in 2023		500.0
		2,025.0
Videotron Ltd.
Revolving credit facility due in 2021 (availability: $965)		—
Export Financing due in 2018		5.4
5% Senior Notes due in 2022		1,030.8
5 3/8% Senior Notes due in 2024		773.0
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0
5 1/8% Senior Notes due in 2027		773.0
		3,357.2
TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Term Loan due in 2019		60.4
		60.4

Other debt		0.2

Total Quebecor Media Inc.		$5,442.8

TOTAL LONG TERM DEBT		$5,750.7

Bank indebtedness - QI		—
Bank indebtedness - QMI		—
Exchangeable debentures - QI		2.1
Convertible debentures (cost if settled in cash at maturity) - QI 1		921.2
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QMI [2]		(660.6)

Cash and cash equivalents :
Quebecor Inc.		0.3
Quebecor Media Inc.		929.0
Videotron Ltd.	$905.5
Other 100% owned subsidiaries	21.5
TVA Group Inc.	2.0
		$929.3

1 Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on March 31, 2018, subject to a floor price of $9.625 and a ceiling price of $12.03125.

2 Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

March 31, 2018

Operating Results

	2018	2017
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Revenue-Generating Units (‘000) [1]	5,900.4	5,881.1	5,846.2	5,795.8	5,795.4
Mobile Telephony Lines (‘000)	1,047.3	1,024.0	990.3	953.3	920.9
Homes Passed (‘000)	2,879.5	2,873.7	2,867.4	2,859.2	2,845.7
Cable Internet Subscribers (‘000)	1,674.6	1,666.5	1,654.1	1,627.2	1,628.1
Penetration of Homes Passed	58.2%	58.0%	57.7%	56.9%	57.2%
Basic Subscribers (‘000)	1,625.5	1,640.5	1,649.0	1,656.7	1,680.6
Penetration of Homes Passed	56.5%	57.1%	57.5%	57.9%	59.1%
Digital Set-Top Boxes (‘000)	2,910.2	2,925.6	2,867.1	2,837.6	2,810.6
Digital Subscribers (‘000)	1,625.5	1,640.5	1,603.9	1,596.8	1,595.1
Penetration of Homes Passed	56.5%	57.1%	55.9%	55.8%	56.1%
Cable Telephony Lines (‘000)	1,169.6	1,188.5	1,205.4	1,221.0	1,241.3
Penetration of Homes Passed	40.6%	41.4%	42.0%	42.7%	43.6%
Over-the-Top Video Subscribers (‘000)	383.4	361.6	347.4	337.6	324.5

	1st Quarter			YTD
(in millions)	2018	2017	VAR	2018	2017	VAR

Revenues
Cable Television	$248.7	$251.3	-1.0%	$248.7	$251.3	-1.0%
Internet	261.6	250.5	4.4%	261.6	250.5	4.4%
Mobile Telephony	125.8	111.1	13.2%	125.8	111.1	13.2%
Cable Telephony	95.2	102.6	-7.2%	95.2	102.6	-7.2%
Business	31.8	31.4	1.3%	31.8	31.4	1.3%
Other	58.8	56.4	4.3%	58.8	56.4	4.3%
Videotron	821.9	803.3	2.3%	821.9	803.3	2.3%
Retail and Eliminations	1.5	1.7	-11.8%	1.5	1.7	-11.8%
Total Telecommunications Revenues	$823.4	$805.0	2.3%	$823.4	$805.0	2.3%

EBITDA
Videotron	$410.2	$383.3	7.0%	$410.2	$383.3	7.0%
Retail	0.3	0.6	-50.0%	0.3	0.6	-50.0%
Total Telecommunications EBITDA	$410.5	$383.9	6.9%	$410.5	$383.9	6.9%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$52.4	$62.5		$52.4	$62.5
Scalable Infrastructure	$47.8	$65.7		47.8	65.7
Line Extensions	$22.8	$9.3		22.8	9.3
Upgrade / Rebuild	$11.8	$16.3		11.8	16.3
Support Capital and Other	$60.0	$41.6		60.0	41.6
Total Telecommunications	$194.8	$195.4	-0.3%	$194.8	$195.4	-0.3%

Mobile Telephony ABPU [2]	$53.25	$52.64		$53.25	$52.64
Total ABPU [2]	$48.82	$47.41		$48.82	$47.41

1 Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video service, plus subscriber connections to the cable and mobile telephony services.

2 Average billing per unit (“ ABPU “) is an indicator used to measure monthly average subscription billing per average revenue-generating unit.

MEDIA

Supplementary Disclosure

March 31, 2018

Operating Results

	1st Quarter			YTD
	2018	2017	VAR	2018	2017	VAR

Lineage (‘000)
Paid Urban Dailies	5,405	5,489	-1.5%	5,405	5,489	-1.5%

(in millions)
Revenues
Advertising	$18.6	$20.7	-10.1%	$18.6	$20.7	-10.1%
Circulation	9.7	9.8	-1.0%	9.7	9.8	-1.0%
Digital	2.9	3.1	-6.5%	2.9	3.1	-6.5%
Other	11.8	11.7	0.9%	11.8	11.7	0.9%
Newspaper Publishing Revenues	43.0	45.3	-5.1%	43.0	45.3	-5.1%
Advertising	64.7	67.2	-3.7%	64.7	67.2	-3.7%
Subscription	31.6	32.2	-1.9%	31.6	32.2	-1.9%
Other	10.9	11.4	-4.4%	10.9	11.4	-4.4%
Broadcasting Revenues	107.2	110.8	-3.2%	107.2	110.8	-3.2%
Other [1]	23.0	28.0	-17.9%	23.0	28.0	-17.9%
Total Media Revenues	$173.2	$184.1	-5.9%	$173.2	$184.1	-5.9%

EBITDA
Newspaper Publishing	$(1.8)	$0.2	n.m.	$(1.8)	$0.2	n.m.
Broadcasting	2.4	0.7	242.9%	2.4	0.7	242.9%
Other	(1.7)	(3.1)	45.2%	(1.7)	(3.1)	45.2%
Total Media EBITDA	$(1.1)	$(2.2)	50.0%	$(1.1)	$(2.2)	50.0%

1 Includes the publishing of magazines, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2018

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)

Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	81.5%	81.5%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

March 31, 2018

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the first quarter of 2018, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the first quarter of 2018 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Emilie Duguay
By:	Emilie Duguay
Assistant Secretary

Date:	May 9, 2018